FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: Form S-8 Reg. No. 333-17473

A.   Full title of the plan and the address of the plan, if different from that of the issuer
named below:

         ITW Savings and Investment Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its
         principal executive office:

         Illinois Tool Works Inc.
         3600 West Lake Avenue
         Glenview, Illinois 60025

ITW Savings and Investment Plan

Financial Statements
As of December 31, 2002 and 2001
Together With Auditors' Report

Employer Identification Number 36-1258310
Plan Number 003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statement of net assets available for benefits of the ITW Savings and Investment Plan (the "Plan"), as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of ITW Savings and Investment Plan as of December 31, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 9, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended , in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Chicago, Illinois
June 11, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K. See Exhibit for further discussion.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Bargaining Savings and Investment Plan, formerly known as the Premark International, Inc. Bargaining Retirement Savings Plan, as of December 31, 2001 and 2000, and the related statement of changes in net assets available forbenefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 9, 2002

ITW
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2002 and 2001
Employer Identification Number 36-1258310, Plan Number 003

	2002	2001
ASSETS:		
Receivables-		
Other	$ **70,433**	$ 90,109
Transfers from other plans (Note 10)	**436,976**	311,877
Total receivables	**507,409**	401,986
Proportionate share of Master Trust assets	**1,510,288,416**	1,688,188,687
Total assets	**1,510,795,825**	1,688,590,673
LIABILITIES:		
Fees payable	**17,606**	22,527
Corrective distributions payable	**11,578**	-
Total liabilities	**29,184**	22,527
NET ASSETS AVAILABLE FOR BENEFITS	**$ 1,510,766,641**	$ 1,688,568,146

The accompanying notes to financial statements
are an integral part of these statements.

ITW
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2002
Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):

Contributions-	
Company	$ 25,229,639
Participant	65,635,211
Rollover	7,516,024
Total contributions	98,380,874
Proportionate share of Master Trust net investment loss	(162,935,081)
Benefits paid to participants	(148,794,366)
Corrective distributions	(20,986)
Administrative expenses	(104,340)
Transfers from other plans (Note 11)	35,672,394
Net decrease	(177,801,505)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,688,568,146
End of year	$1,510,766,641

The accompanying notes to financial statements
are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Employer Identification Number 36-1258310, Plan Number 003

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company"), are eligible to participate in the Plan as soon as administratively feasible, except for discontinued business units of the Company. The Company's discontinued business units, Florida Tile, Precor and West Bend, are eligible to participate in the plan, but have different participation, Company contribution, and vesting requirements than all of the other participating business units. Due to the sale of Precor and West Bend in late 2002, Florida Tile was the only remaining discontinued business participating in the Plan as of December 31, 2002. Employees of Precor and West Bend were allowed to take a distribution of their account balances subsequent to the sale. The general information presented here relates to the Company's continuing business units. Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The funding vehicle for the Plan is the ITW Savings and Investment Trust (the "Master Trust") at Putnam Fiduciary Trust Company (the "Trustee"). The Trustee serves as investment manager for the Putnam funds, recordkeeper, and trustee.

Participant and Company Contributions

Effective January 1, 2002, participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax and after-tax accounts. Separately, the maximum pre-tax account contribution is 50% of eligible compensation, while the maximum after-tax account contribution is 10%. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll. Prior to January 1, 2002 the maximum pre-tax contribution was 16% and the combined pre-tax and after-tax contribution could not exceed 16%.

Beginning September 1, 2002, partipants who are least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a "catch – up" contribution, is subject to an annual maximum amount.

Participants may begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible. Company contributions, however, do not start until participants have completed one year of service. After the completion of one year of service, the Company contributes to the participants' accounts based on the participants' contributions as follows:

Percentage of Participants' Compensation	
Participants' Contribution	Company Contribution
1%	1.0%
2	1.5
3	2.0
4	2.5
5	3.0
6-50	3.5

Participants may elect to allocate any contribution in multiples of 1% to the investment funds.

Investment Funds

Effective August 19, 2002, there are twenty–eight investment options in which participants may choose to invest. Previously there were thirty investment options in which participants chose to invest. Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate income to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any given day.

Vesting

Participants' interest in their employee contribution accounts are fully vested at all times. Effective January 1, 2002, eligible participants' interest in their Company contribution accounts will be fully vested. Prior to January 1, 2002, participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company. Participants are fully vested in their Company contribution accounts after 20 quarters of service with the Company.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balances. Additional optional payment forms are available at the election of the participant.

Forfeitures

Forfeitures, representing the unvested portion of the Company's contributions, amounting to $105,269 and $141,941 as of December 31, 2002 and 2001, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan. The forfeitures include amounts from former plans that merged into the Plan and discontinued business units participating in the Plan.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than those of the Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund consist of fully benefit-responsive investment contracts and are reported at contract value, which approximates fair market value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan's unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan's proportionate share of Master Trust net investment income or loss.

3. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5 and 6 percent for 2002 and 2001, respectively.

4. ADMINISTRATIVE EXPENSES

Investment evaluation and Trustee expenses are paid through the Master Trust. Effective with the 3rd quarter 2002, Trustee expenses are allocated to the plans in the Master Trust. These expenses are prorated to the Plan based on the Plan assets in relation to the Master Trust assets. Prior to that time, all of the Trustee expenses were allocated to the Plan. Investment evaluation expenses are allocated to the Plan and deducted from Plan assets.

In addition, certain administrative expenses of the Plan are paid from plan assets to the extent permissible by law. Other outside professional and administrative services are paid by or provided by the Company.

5. **ADMINISTRATION**

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company. The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee.

6. **RELATED PARTY TRANSACTIONS**

The Trustee is a party-in-interest according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. Fees paid by the Master Trust to the Trustee were $104,355 for the year ended December 31, 2002.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7. **PLAN TERMINATION**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. **TAX STATUS**

The Plan obtained its latest determination letter on January 11, 1996, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. Effective January 1, 1997, the Plan was amended and restated. The Company has not yet received a determination letter for the amended and restated plan. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9. **MASTER TRUST**

The Master Trust was established for the investment assets of the Plan and other Company sponsored retirement plans. Certain amounts in the Plan's financial statements represent the Plan's proportionate share of the corresponding total of the Master Trust net assets and investment income.

The net Master Trust assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
Assets-		
Dividends receivable	$ 1,311,606	$ -
Investments, at fair value-		
Interest - bearing cash	15,378,187	23,814,926
Company common stock	369,872,990	409,166,071
Participant loans	56,216,158	53,947,526
Value of interest in common/collective trusts	59,972,096	74,025,136
Value of interest in registered investment companies	793,179,746	939,722,911
Investment contracts with insurance companies	225,089,452	201,743,550
Total investments	1,519,708,629	1,702,420,120
Net Master Trust assets	$1,521,020,235	$1,702,420,120

The Plan's proportionate share of the Master Trust's assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan's proportionate share of the Master Trust's assets was 99% at December 31, 2002 and 2001.

Net investment income relating to the common assets of the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. For the year ended December 31, 2002, the earnings on investments of the Master Trust are as follows:

Investment income/(loss)-	
Interest-	
Interest-bearing cash	$ 246
Interest from investment contracts with insurance Companies	11,662,693
Participant loans	3,966,795
Total interest	15,629,734
Dividends on Company common stock	6,544,188
Net gain on sale of assets	34,670,648
Unrealized depreciation of assets	(49,249,104)
Net investment loss from common/collective trusts	(16,919,209)
Net investment loss from registered investment companies	(155,493,064)
Other income	483,474
Net investment loss	$(164,333,333)

The Plan's proportionate share of the Master Trust's net investment loss represents an allocation of the common loss.

10. TRANSFERS FROM OTHER PLANS RECEIVABLE

Transfers from other plans receivable include amounts due to the Plan from former plans. The former plans included the Miller Group, Ltd, and Subsidiaries Profit Sharing Plan ("Miller") and the Signode Employees' Savings and Profit Sharing Plan and Trust ("Signode"). Miller and Signode merged into the Plan in 1995 and 1990, respectively. The Miller receivable includes assets and the related participant balances not transferred to the Plan at the time of the plan merger, and compensation from the demutualization of an insurance company on an investment contract previously held by the Miller plan. The Signode receivable includes compensation from the demutualization of an insurance company on an investment contract previously held by the Signode plan. The transfers from other plans receivable as of December 31, 2002 and 2001 is as follows:

	2002		2001	
Miller-				
Assets and related participant account balances	$	126,608	$	311,877
Demutualization compensation		13,619		-
Signode demutualization compensation		296,749		-
Transfers from other plans receivable	$	436,976	$	311,877

The Company anticipates that these assets will transfer to the Plan in 2003.

11. TRANSFERS FROM OTHER PLANS

Transfers from other plans include a decrease, totaling $185,269 due to market valuation changes in 2002 in the assets and related participant account balances receivable due from the Miller plan. Transfers from other plans also includes an increase, totaling $310,368, due to the demutualization compensation amounts received by the Miller and Signode plans.

Effective December 31, 2001, the Southland Retirement Savings Plan was merged into the Plan. Substantially all of the assets were transferred in February 2002. The assets transferred to the Plan totaled $2,274,767.

Effective December 31, 2001, the Van Leer Flexibles, Inc. Savings Plan was merged into the Plan. Substantially all of the assets were transferred in February 2002. The assets transferred to the Plan totaled $8,424,366.

Effective December 31, 2001 the Kendallville Retirement Plan was merged into the Plan. Substantially all of the assets were transferred in February 2002. The assets transferred to the Plan totaled $482,390.

Effective December 31, 2001 the Tomco Plastic, Inc. Profit Sharing and Savings Plan was merged into the Plan. Substantially all of the assets were transferred in February 2002. The assets transferred to the Plan totaled $6,325,623.

Effective January 31, 2002, the A.J. Gerrard & Co. Employees' 401(k) Savings Plan was merged into the Plan. Substantially all of the assets were transferred in February 2002. The assets transferred to the Plan totaled $5,413,294.

Effective April 1, 2002, the Trilectron Ind. Inc. Employees' Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in April 2002. The assets transferred to the Plan totaled $569,312.

Effective April 1, 2002 the Trilectron Ind. Inc. 401(k) Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in April 2002. The assets transferred to the Plan totaled $518,750.

Effective April 30, 2002, the Superb Products, Inc. 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in May 2002. The assets transferred to the Plan totaled $141,616.

Effective June 30, 2002, the Binks 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in July 2002. The assets transferred to the Plan totaled $3,400,798.

Effective June 30, 2002, the Texwipe Company LLC 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in July 2002. The assets transferred to the Plan totaled $4,705,915.

Effective September 30, 2002, the Foilmark, Inc. Salaried 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in October 2002. The assets transferred to the Plan totaled $1,794,296.

Effective September 30, 2002, the Foilmark, Inc. Hourly 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in October 2002. The assets transferred to the Plan totaled $882,133.

Effective October 31, 2002, the Advanced Laminated Materials 401(k) Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in November 2002. The assets transferred to the Plan totaled $540,528.

Effective October 31, 2002, the Ideal Stencil Machine Tool Company Pension Plan was merged into the Plan. Substantially all of the assets were transferred in November 2002. The assets transferred to the Plan totaled $73,507.

12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$ 1,510,766,641	$ 1,688,568,146
Net amounts transferred to the Plan subsequent to the financial statement date	11,843,317	-
Net assets available for benefits per the Form 5500	$ 1,522,609,958	$ 1,688,568,146

The following reconciles transfers from the other plans per the financial statements to the Form 5500 for the year ended December 31, 2002:

Transfers from other plans per the financial statement	$35,672,394
Net amounts transferred to the Plan subsequent to the financial statement date at - December 31, 2002	11,843,317
Transfers from other plans per the Form 5500	$47,515,711

Net amounts transferred to the Plan subsequent to the financial statement date are recorded on the Form 5500 for assets transferred from other plans received after December 31, 2002.

13. SUBSEQUENT EVENTS

Effective in 2003, the following plans were merged into the Plan:

Plan Name
ITW Woodworth 401(k) Plan
Electrocal, Inc. 401(k) Profit Sharing Plan
Diagraph Corporation Savings Plan
Transfer Print Foils, Inc. Profit Sharing Plan
J & B Aviation Money Purchase Plan
J & B Aviation Profit Sharing Plan

The assets transferred to the Plan totaled approximately $14,144,000. Substantially all of the assets were transferred in January and April 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 11, 2003.

ITW SAVINGS AND INVESTMENT PLAN

By:_____
    John Karpan, Member of Employee Benefits
    Committee and Senior Vice President, Human Resources

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report, included or incorporated by reference in this Form 11-K, into the Illinois Tool Works Inc.'s previously filed registration statements on Form S-8 (File Nos. 333-105731, 333-22035, 333-37068, 333-75767 and 333-69542), Form S-4 (File Nos. 333-02671, 333-25471 and 333-88801) and Form S-3 (File Nos. 33-5780 and 333-70691) and Premark International, Inc.'s previously filed registration statements on Form S-3 (File No.'s 33-35137 and 333-62105).

/s/ GRANT THORNTON LLP

Chicago, Illinois
June 11, 2003